Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business March 31, 2012, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$17,216
Interest-bearing balances		49,902
Securities:
Held-to-maturity securities		0
Available-for-sale securities		204,705
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		834
Securities purchased under agreements to resell		24,346
Loans and lease financing receivables:
Loans and leases held for sale		28,995
Loans and leases, net of unearned income	710,355
LESS: Allowance for loan and lease losses	15,934
Loans and leases, net of unearned income and allowance		694,421
Trading Assets		50,280
Premises and fixed assets (including capitalized leases)		7,788
Other real estate owned		4,449
Investments in unconsolidated subsidiaries and associated companies		579
Direct and indirect investments in real estate ventures		106
Intangible assets
Goodwill		21,276
Other intangible assets		23,076
Other assets		53,844

Total assets		$1,181,817

LIABILITIES
Deposits:
In domestic offices		$852,986
Noninterest-bearing	223,944
Interest-bearing	629,042
In foreign offices, Edge and Agreement subsidiaries, and IBFs		66,906
Noninterest-bearing	2,118
Interest-bearing	64,788
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		10,453
Securities sold under agreements to repurchase		11,665

Dollar Amounts In Millions
Trading liabilities	20,434
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	38,145
Subordinated notes and debentures	18,384
Other liabilities	37,006

Total liabilities	$1,055,979

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	99,458
Retained earnings	19,264
Accumulated other comprehensive income	5,478
Other equity capital components	0

Total bank equity capital	124,719
Noncontrolling (minority) interests in consolidated subsidiaries	1,119

Total equity capital	125,838

Total liabilities, and equity capital	$1,181,817

I, Timothy J. Sloan, EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

Timothy J. Sloan

EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

John Stumpf	Directors
Avid Modjtabai
Michael Loughlin